SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                   SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)

                        CARRAMERICA REALTY CORPORATION
                   (FORMERLY NAMED CARR REALTY CORPORATION)
                                 (Name of Issuer)


                         COMMON STOCK, $0.01 PAR VALUE
                          (Title of Class of Securities)

                                  14441K 10 3
                                  (CUSIP Number)


                                  PAUL E. SZUREK
                           SECURITY CAPITAL U.S. REALTY
                                 69, ROUTE D'ESCH
                                L-1470 LUXEMBOURG
                                (352) 48 78 78
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 JUNE 4, 1997
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Sche-dule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with this state-ment / /. (A fee is not required only if the reporting person:
         (1) has a previous statement on file reporting beneficial own-ership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                Note:  Six copies of this statement, including all
             exhibits, should be filed with the Commission.  See Rule
            13d-1(a) for other parties to whom copies are to be sent.

                          (Continued on following pages)
                                Page 1 of 7 Pages




           CUSIP No. 14441K 10 3         13D         Page 2 of 7 Pages


         1    NAME OF PERSON
              SECURITY CAPITAL U.S. REALTY
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                         / /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              LUXEMBOURG

                                  7    SOLE VOTING POWER
             NUMBER OF                 24,286,763 (SEE ITEM 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                    24,286,763
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,286,763 (ITEM 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                        / /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              42.6% (SEE ITEM 5)

         14   TYPE OF PERSON REPORTING*
              CO

                         *SEE INSTRUCTIONS BEFORE FILLING OUT




           CUSIP No. 14441K 10 3         13D        Page 3 of 7 Pages


         1    NAME OF PERSON
              SECURITY CAPITAL HOLDINGS S.A.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                         / /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              LUXEMBOURG

                                  7    SOLE VOTING POWER
             NUMBER OF                 24,286,763 (SEE ITEM 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                    24,286,763
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,286,763 (SEE ITEM 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                        / /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              42.6% (SEE ITEM 5)

         14   TYPE OF PERSON REPORTING*
              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT







                   This Amendment No. 8 is filed by Security Capital U.S. Realty ("Security Capital U.S. Realty"), a corporation organized and existing under the laws of Luxembourg, and by Security Capital Holdings S.A. ("Holdings"), a corporation or-ganized and existing under the laws of Luxembourg and a wholly owned subsidiary of Security Capital U.S. Realty (together with Security Capital U.S. Realty, "USRealty"), and amends the
         Schedule 13D (the "Schedule 13D") originally filed on November 14, 1995, as amended by Amendment No. 1 ("Amendment No. 1 to the Schedule 13D") filed on May 7, 1996, by Amendment No. 2 ("Amendment No. 2 to the Schedule 13D") filed on July 19, 1996, by Amendment No. 3 ("Amendment No. 3 to the Schedule 13D") filed on July 26, 1996, by Amendment No. 4 ("Amendment No. 4 to the Schedule 13D") filed on November 27, 1996, by Amendment No. 5 ("Amendment No. 5 to the Schedule 13D") filed on December 23, 1996, by Amendment No. 6 ("Amendment No. 6 to the Schedule 13D") filed on February 3, 1997 and by Amendment No. 7 ("Amend-ment No. 7 to the Schedule 13D") filed on April 23, 1997. This Amendment No. 8 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of CarrAmerica Realty Corpo-ration, a Maryland corporation formerly named Carr Realty Cor-poration ("Carr"). Capitalized terms used herein without defi-nition shall have the meanings ascribed thereto in the Schedule 13D, as amended by Amendment No. 1 to the Schedule 13D, Amend-ment No. 2 to the Schedule 13D, Amendment No. 3 to the Schedule 13D, Amendment No. 4 to the Schedule 13D, Amendment No. 5 to the 13D, Amendment No. 6 to the Schedule 13D and Amendment No. 7 to the Schedule 13D.

                   This Amendment No. 8 is filed to report the acquisi-tion of certain shares of Common Stock since April 21, 1997. A schedule identifying all transactions involving shares of Com-mon Stock effected by USRealty since April 21, 1997 is included as Annex A hereto which is incorporated by reference herein. Each of the transactions was executed in stock market transac-tions. The funds used by USRealty to purchase such shares were obtained from drawdowns under the Facility Agreement or cash on hand.

         ITEM 1.   SECURITY AND ISSUER.

                   No material change.

         ITEM 2.   IDENTITY AND BACKGROUND.

                   No material change except as set forth above.

         ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   No material change except as set forth above.



                                Page 4 of 7 Pages







         ITEM 4.   PURPOSE OF TRANSACTION.

                   No material change except as set forth above.

         ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                   No material change except as set forth above and be-low.

                   As of June 4, 1997, USRealty beneficially owns 24,286,763 shares of Common Stock. As of June 4, 1997, USRe-alty owns approximately 42.6% of the outstanding Common Stock, and approximately 38.0% on a fully diluted basis, based on the number of outstanding shares of Common Stock and the number of outstanding limited partnership units that are redeemable for Common Stock or the cash equivalent thereof.

                   Except as set forth herein, to the best knowledge and belief of USRealty, no transactions involving Common Stock have been effected during the past 60 days by USRealty or by its directors, executive officers or controlling persons.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                   No material change except as described above.

         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

              The following Exhibits are filed as part of this Schedule
         13D:

         Exhibit 1 Name, Business Address, and Present Principal Occupation of Each Executive Officer and Direc-tor of Security Capital U.S. Realty and of Secu-rity Capital Holdings S.A.

         Exhibit 2 Stock Purchase Agreement, dated as of November 5, 1995, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty (incorporated by reference to Exhibit 5.1 of Carr Realty Corporation's Cur-rent Report on Form 8-K dated November 6, 1995)

         Exhibit 2.1 Amendment No. 1 to the Stock Purchase Agreement, dated as of April 29, 1996, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty





                                Page 5 of 7 Pages







         Exhibit 2.2 Stockholders Agreement, dated as of April 30, 1996, by and among Carr Realty Corporation, Carr Realty, L.P., Security Capital Holdings S.A. and Security Capital U.S. Realty

         Exhibit 2.3 Registration Rights Agreement, dated as of April 30, 1996, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

         Exhibit 3 Subscription Agreement, dated as of July 17, 1996, by and among CarrAmerica Realty Corpora-tion, Security Capital Holdings S.A. and Secu-rity Capital U.S. Realty

         Exhibit 4 Facility Agreement, dated June 12, 1996, by and among Security Capital U.S. Realty, Security Capital Holdings S.A., Commerzbank Aktiengesell-schaft, as arranger and collateral agent, Com-merzbank International S.A., as administrative agent and the financial institutions listed in
                        Schedule 1 thereto (incorporated by reference to Exhibit 4 of the Schedule 13D, dated June 21, 1996, filed jointly by Security Capital U.S. Re-alty and Security Capital Holdings S.A. with re-spect to the common stock of Regency Realty Cor-poration)

         Exhibit 5 Subscription Agreement, dated as of November 21, 1996, by and among CarrAmerica Realty Corpora-tion, Security Capital Holdings S.A. and Secu-rity Capital U.S. Realty

         Exhibit 6 Subscription Agreement, dated as of December 19, 1996, by and among CarrAmerica Realty Corpora-tion, Security Capital Holdings S.A. and Secu-rity Capital U.S. Realty

         Exhibit 7 Subscription Agreement, dated as of January 31, 1997, by and among CarrAmerica Realty Corpora-tion, Security Capital Holdings S.A. and Secu-rity Capital U.S. Realty

         Exhibit 8 Subscription Agreement, dated as of April 14, 1997, by and among CarrAmerica Realty Corpora-tion, Security Capital Holdings S.A. and Secu-rity Capital U.S. Realty






                                Page 6 of 7 Pages







                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       SECURITY CAPITAL U.S. REALTY



                                       By: /s/ Paul E. Szurek
                                          Name:  Paul E. Szurek
                                          Title:  Managing Director



                                       SECURITY CAPITAL HOLDINGS S.A.



                                       By: /s/ Paul E. Szurek
                                          Name:  Paul E. Szurek
                                          Title:  Managing Director

         June 10, 1997



























                                Page 7 of 7 Pages







                                                           ANNEX A

                    Recent Transactions in the Common Stock
                            by the Reporting Persons

         Except as otherwise indicated, all of the transactions de-scribed below were effected in stock market transactions. The price per share for such transactions includes commis-sions (if any).

         DATE OF                 NUMBER OF                PRICE
         TRANSACTION          SHARES PURCHASED            PER SHARE

         04/21/97                  58,500                  $27.0184
         04/21/97                  40,000                  $27.0253
         04/22/97                  16,000                  $26.9589
         04/22/97                   5,000                  $26.9350
         04/24/97                  39,700                  $27.0300
         04/24/97                  44,100                  $27.0600
         04/24/97                  130,500                 $27.1485
         04/25/97                  10,900                  $27.0600
         04/25/97                  28,200                  $27.1233
         04/28/97                   7,800                  $27.1550
         04/28/97                   1,000                  $27.1850
         04/29/97                  30,700                  $27.4126
         04/30/97                  21,900                  $27.7438
         05/01/97                  28,400                  $27.9580
         05/01/97                   5,600                  $27.7721
         05/02/97                  91,300                  $28.2750
         05/05/97                  50,000                  $28.1850
         05/05/97                  23,900                  $28.2274
         05/06/97                  40,000                  $28.2422
         05/07/97                  54,900                  $28.0985
         05/08/97                  22,000                  $28.1714
         05/13/97                  45,000                  $28.0400
         05/14/97                  24,000                  $28.2892
         05/15/97                  35,600                  $28.1337
         05/15/97                  148,700                 $28.3695
         05/19/97                  76,700                  $28.3589
         05/20/97                  70,000                  $28.2702
         05/21/97                  26,500                  $27.8501
         05/22/97                  64,100                  $28.0406
         05/23/97                  25,900                  $28.1604
         05/27/97                  33,500                  $27.9805
         05/28/97                   9,500                  $28.0258
         05/29/97                  11,500                  $28.0491
         05/30/97                  62,700                  $27.9649
         06/02/97                  22,800                  $28.3922
         06/03/97                  57,800                  $28.3072
         06/04/97                  13,300                  $28.3100







                                 EXHIBIT INDEX


                                                               SEQUENTIAL
         EXHIBIT                DESCRIPTION                    PAGE NO.


             1       Name, Business Address, and Present           *
                     Principal Occupation of Each Executive
                     Officer and Director of Security Capi-
                     tal U.S. Realty and of Security Capital
                     Holdings S.A.

             2 Stock Purchase Agreement, dated as of November 5, 1995, by and among Carr Realty Corporation, Security Capital U.S. Realty and Security Capital Hold-ings S.A. (incorporated by reference to Exhibit 5.1 of Carr Realty Corpora-tion's Current Report on Form 8-K dated November 6, 1995)

           2.1       Amendment No. 1 to the Stock Purchase         *
                     Agreement, dated as of April 29, 1996,
                     by and among Carr Realty Corporation,
                     Security Capital Holdings S.A. and Se-
                     curity Capital U.S. Realty

           2.2       Stockholders Agreement, dated as of           *
                     April 30, 1996, by and among Carr Realty
                     Corporation, Carr Realty, L.P., Security
                     Capital Holdings S.A. and Security Capital
                     U.S. Realty

           2.3       Registration Rights Agreement, dated as       *
                     of April 30, 1996, by and among Carr
                     Realty Corporation, Security Capital
                     Holdings S.A. and Security Capital U.S.
                     Realty

             3       Subscription Agreement, dated as of           *
                     July 17, 1996, by and among CarrAmerica
                     Realty Corporation, Security Capital
                     Holdings S.A. and Security Capital U.S.
                     Realty


         ----------------------
         *    Previously filed.







             4       Facility Agreement, dated June 12,
                     1996, by and among Security Capital
                     U.S. Realty, Security Capital Holdings
                     S.A., Commerzbank Aktiengesellschaft,
                     as arranger and collateral agent, Com-
                     merzbank International S.A., as admin-
                     istrative agent and the financial in-
                     stitutions listed in Schedule 1 thereto
                     (incorporated by reference to Exhibit 4
                     of the Schedule 13D, dated June 21,
                     1996, filed jointly by Security Capital
                     U.S. Realty and Security Capital Hold-
                     ings S.A. with respect to the common
                     stock of Regency Realty Corporation)

             5       Subscription Agreement, dated as of           *
                     November 21, 1996, by and among Carr-
                     America Realty Corporation, Security
                     Capital Holdings S.A. and Security
                     Capital U.S. Realty

             6       Subscription Agreement, dated as of           *
                     December 19, 1996, by and among Carr-
                     America Realty Corporation, Security
                     Capital Holdings S.A. and Security
                     Capital U.S. Realty

             7       Subscription Agreement, dated as of           *
                     January 31, 1997, by and among Carr-
                     America Realty Corporation, Security
                     Capital Holdings S.A. and Security
                     Capital U.S. Realty

             8       Subscription Agreement, dated as of           *
                     April 14, 1997, by and among Carr-
                     America Realty Corporation, Security
                     Capital Holdings S.A. and Security
                     Capital U.S. Realty









         ----------------------
         *    Previously filed.